SE MISSION

09055423

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STONEHURST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PARKSHORE DRIVE, SUITE 100

(No. and Street)

FOLSOM	CALIFORNIA	95630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP BORUP (916) 932-2870

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE

(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 23 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/09

OATH OR AFFIRMATION

I, PHILLIP BORUP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEHURST SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

2/13/09

Signature

PRESIDENT

Title

Notary Public

LOANN NGUYEN
COMM. #1604972
Notary Public - California
Sacramento County
My Comm. Expires Sep. 9, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonehurst Securities, Inc.
Folsom, California

We have audited the statement of financial condition of Stonehurst Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonehurst Securities, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2009

STONEHURST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 125,750
Deposit with clearing broker	10,478
Commissions receivable	73,079
Prepaid expenses	6,470
Equipment, net of accumulated depreciation of $ 6,592	3,475
	$ 219,252

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 17,734
Commissions payable	58,679
Payable to FINRA	18,750
Total liabilities	95,163
Stockholder's equity	
Common stock, no par value, 750,000 shares authorized, 250,000 shares issued and outstanding	8,750
Preferred stock, no par value, 250,000 shares authorized, 250,000 shares issued and outstanding	8,750
Additional paid in capital	93,940
Retained earnings	12,649
Total stockholder's equity	124,089
	$ 219,252

See notes to financial statements.

STONEHURST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUES	
Commission income	$ 2,329,642
Consulting and other income	594,624
	2,924,266
EXPENSES	
Compensation	550,577
Commission expense	1,941,079
Professional fees	99,546
Occupancy	78,092
Regulatory fees	61,306
Other operating expenses	186,621
	2,917,221
INCOME BEFORE INCOME TAXES	7,045
INCOME TAX	2,370
NET INCOME	$ 4,675

See notes to financial statements.

STONEHURST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock		Preferred Stock		Additional Paid in	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2007	250,000	$ 8,750	250,000	$ 8,750	$ 93,940	$ 7,974	$ 119,414
Net income	-	-				4,675	4,675
Balance, December 31, 2008	250,000	$ 8,750	250,000	$ 8,750	$ 93,940	$ 12,649	$ 124,089

See notes to financial statements.

STONEHURST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,675
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,685
Change in assets and liabilities:	
(Increase)decrease in:	
Deposit with clearing broker	(103)
Commissions receivable	195,698
Prepaid expenses	(4,179)
(Decrease) increase in:	
Accounts payable and accrued expenses	(3,248)
Commissions payable	(169,369)
Income taxes payable	(1,436)
Payable to FINRA	18,750
Net adjustments	38,798
Net cash provided by operating activities	43,473
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(4,214)
Net cash used by investing activities	(4,214)
NET INCREASE IN CASH AND CASH EQUIVALENTS	39,259
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	86,491
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 125,750
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 3,098

See notes to financial statements.

STONEHURST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2008

NOTE A – Summary of Significant Accounting Policies

General

Stonehurst Securities, Inc. (the Company), a California corporation, was incorporated in April, 2005, and was registered as a broker-dealer under the Securities and Exchange Act of 1934 in November, 2005 and the National Association of Securities Dealers in March, 2006. The Company's primary business objective is to work with its registered representatives to build their financial practices and better serve their clients by simplifying operational processes and maintaining a wide variety of product offerings that support their clients' investment objectives. The Company's products and services include financial planning, private placement securities, municipal securities, mutual funds, annuities, life insurance, stocks and bonds.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Commission revenues are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A – Summary of Significant Accounting Policies (Continued)

Commissions Receivables

The Company considers commissions receivable to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Equipment

Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using accelerated methods over the estimated useful life (3 years) of the asset. The Organization's policy is to capitalize furniture and equipment purchases greater than $750.

NOTE B – Related Party Transactions and Commitments

Consulting and Advisor Services

The president and sole shareholder in the Company is also an officer and member of Golden State Development Group, LLC (Golden State). Golden State provides the Company with consulting and advisor services. During the year ended December 31, 2008, the Company paid $ 94,000, to Golden State for such services. These amounts are included in professional fees and other operating expenses in the statement of operations.

Lease Commitment

The Company has a sublease agreement with Golden State for its office. Minimum lease payments under the non-cancelable operating lease are:

2009	$ 60,000
2010	60,000
2011	60,000
2012	55,000
	$ 235,000

Lease payments aggregating $75,407 are included in other operating expenses in the statement of operations.

NOTE C – Preferred Stock

The Company is authorized to issue 250,000 shares of no par, non voting preferred stock; there were 250,000 issued and outstanding at December 31, 2008.

NOTE D – Income Taxes

Income taxes consist of the following components:

Current:

Federal	$ 943
State	1,427
	$ 2,370

At December 31, 2008, the Company's income tax returns for the years 2006 through 2008 remain open to examination by the Internal Revenue Service and the California Franchise Tax Board.

NOTE E – Payable to FINRA

During the year ended December 31, 2008, in connection with the settlement of alleged FINRA rule violations, the Company was assessed a fine of $25,000, which is included in other operating expenses in the statement of operations. At December 31, 2008, the assessment balance of $18,750 is payable in monthly installments, including interest at 3% of the outstanding balance, of $834, commencing January, 2009.

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company's net capital is $105,882, which is $99,537 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was .90 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

STONEHURST SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2008

NET CAPITAL

Stockholder's equity	$ 124,089
Less nonallowable assets:	
Commissions receivable	(8,052)
Prepaid expense	(6,470)
Furniture and equipment, net	(3,475)
	(17,997)
NET CAPITAL BEFORE HAIRCUT	106,092
Haircut on clearing deposit	(210)
NET CAPITAL	$ 105,882

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 17,734
Commissions payable	58,679
Payable to FINRA	18,750
	$ 95,163

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement (6-2/3 % of aggregate indebtedness or $5,000)	$ 6,345
Net capital in excess of minimum requirement	$ 99,537
Ratio of aggregate indebtedness to net capital	.90 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 101,062
Audit adjustments – Cash	(1,430)
Accounts payable	6,250
Net capital as reported herein	$ 105,882
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 101,412
Audit adjustments – Accounts payable	(6,250)
Rounding	1
Aggregate indebtedness, as reported herein	$ 95,163

These differences result in a ratio of aggregate indebtedness to net capital of .90 to 1.0 rather than 1.0 to 1.0 as previously reported.

STONEHURST SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 10, 2009

To the Member
Stonehurst Securities, Inc.
Folsom, California

In planning and performing our audit of the financial statements of Stonehurst Securities, Inc. for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17 a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

CERTIFIED PUBLIC ACCOUNTANTS

STONEHURST SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

CLARIDAD & CROWE

Certified Public Accountants

CONTENTS